Restaurant Acquisition Partners, Inc.
5950 Hazeltine National Drive, Suite 290
Orlando, Florida 32822

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Mail Stop 3561
Attn: Jay Williamson

December 13, 2006

  RE:
  Restaurant Acquisition Partners, Inc.
  Registration Statement on Form S-1
  File No. 333-129316

Dear Mr. Reynolds:

        Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Restaurant Acquisition Partners, Inc., a Delaware corporation (the "Registrant"), hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-129316) (the "Registration Statement") to 1:00 p.m., Washington, D.C. time, on Thursday, December 14, 2006, or as soon thereafter as practicable. I am also enclosing a letter from Capital Growth Financial, LLC joining in the request for acceleration as underwriters.

        In addition, the Registrant hereby acknowledges the following:

  •
  should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  •
  the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other party under the federal securities laws of the United States.

        Please note that this letter supersedes the request for acceleration of effectiveness made on Tuesday, December 12, 2006.

        Please do not hesitate to contact me at 407-240-9190 with any questions you may have.

                      Sincerely,

                      /s/ Christopher R. Thomas

cc:
Ronald A. Fleming, Jr., Pillsbury Winthrop Shaw Pittman LLP
Morris C. Brown, Esq., Greenberg Traurig, P.A.

Capital Growth Financial, LLC
225 NE Mizner Boulevard, Suite 750
Boca Raton, Florida 33432

December 13, 2006

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549

Attention: John Reynolds, Assistant Director

  Re:
  Restaurant Acquisition Partners, Inc. (the "Company")
  Registration Statement on Form S-1 (Reg. No. 333-129316)

Ladies and Gentlemen:

        In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), we hereby join with the Company to request that the effective date for the Registration Statement referred to above be accelerated to 1:00 p.m., Washington, D.C. time, on December 14, 2006 or as soon as practicable thereafter.

        In connection with Rule 460 of the Act, please be advised that we have effected approximately the following distribution of copies of the Preliminary Prospectus dated November 21, 2006:

Number of prospectuses distributed to institutions	100
Number of prospectuses distributed to individuals	500
Number of prospectuses distributed to underwriters	25

Total	625

        The undersigned has and will, and each participating underwriter and dealer has advised the undersigned that it has and will, comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended in connection with the above-referenced issue.

        Please note that this letter supersedes the joinder to request for acceleration of effectiveness made on Tuesday, December 12, 2006.

Very truly yours,

CAPITAL GROWTH FINANCIAL, LLC

By:	/s/ MICHAEL S. JACOBS
	Name:	Michael S. Jacobs
	Title:	President